
Mail Stop 3030

June 27, 2017

<u>Via E-mail</u>
Bradley M. Halverson
Group President and Chief Financial Officer
Caterpillar, Inc.
100 NE Adams Street
Peoria, Illinois 61629

> **Re:** **Caterpillar, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 001-00768**

Dear Mr. Halverson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2016</u>

<u>General</u>

1. In your letter to us dated May 30, 2014, you described contacts with Syria and Sudan. A recent news article reports that a company spokesperson stated that the company's regional office in Jebel Ali is mainly focused on the Middle East-Gulf countries, including Syria. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your 10-K does not include information about contacts with those countries. Please describe to us the nature and extent of past, current, and anticipated contacts with Syria and Sudan since your 2014 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should

describe any products, services, technology or components you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan. In this regard, we note that a June 30, 2016 State of Iowa Board of Regents Sudan Divestment report identifies Caterpillar Inc. and six of its subsidiaries as Scrutinized Companies.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 49

3.   You disclose that cash held by non-U.S. subsidiaries of approximately $5.2 billion is available for general corporate use. You also indicate that if these cash balances were repatriated to the United States, U.S. tax would generally be payable net of any available foreign tax credits. Please clarify for us how these unrepatriated funds are available for general corporate use in the United States without incurring additional U.S. income taxes. Describe to us the cash management and funding strategies you use to accomplish this objective.

Consolidated Financial Statements

Note 5. Income Taxes, page 97

4.   Tell us your reasons for presenting a subtotal in the reconciliation of the U.S. federal statutory rate to your effective tax rate on page 98 and explain how that presentation complies with ASC 740-10-50-12. Tell us how you considered the guidance in Item 10(e)(1)(ii)(C) of Regulation S-K when providing this subtotal.

5.   On page 101 you disclose that the IRS has proposed increases to tax and penalties for the years through 2012 of approximately $2 billion. Tell us how the proposed increases are reflected, if at all, in your unrecognized tax benefits balance of $1.0 billion at December

31, 2016. Similarly, given your disclosure that you have continued to file U.S. income tax returns on the same basis, tell us how you considered any additional exposure arising for tax years after 2012 in determining your unrecognized tax benefits at the 2016 year-end. Refer to ASC 740-10.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Gary Todd for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery